Exhibit 99.1

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN OR INTO ANY JURISDICTION WHERE SUCH DISTRIBUTION WOULD BE PROHIBITED BY APPLICABLE LAW

Gold Fields Limited (“Gold Fields” or the “Company”)

Reg. 1968/004880/06

Incorporated in the Republic of South Africa

Share code: GFI ISIN – ZAE000018123

Issuer code: GFI

Registered Address: 150 Helen Road, Sandown, Sandton, Johannesburg, 2196, South Africa

Postal Address: Postnet Suite 252, Private Bag, X30500, Houghton, 2041, South Africa

Tel +27 11 562 9700

Fax +27 11 562 9838

PROPOSED PLACING OF NEW ORDINARY SHARES                                                                                               12 February 2020

Gold Fields announces its intention to conduct a non pre-emptive cash placing through the issue of up to 41,431,635 new ordinary no par value shares in the authorized but unissued share capital of the Company (the “Placing Shares”) to certain institutional investors (the “Placing”).

The Placing Shares represent approximately 5 per cent of the Company’s existing issued ordinary shares and is the maximum number of shares that may be issued by the Company under and in accordance with its existing general authority to issue shares for cash, as described in the JSE Listings Requirements, granted by shareholders at the 2019 annual general meeting of the Company held on 21 May 2019.

It is expected that the gross proceeds from the Placing will amount to approximately ZAR4.0bn / US$269m, based on the closing share price of ZAR96.39/share as at 11 February 2020.

The Placing is being conducted through an accelerated bookbuild process (the “Bookbuild”), which will be launched immediately following this announcement (the “Announcement”).

Transaction background and use of proceeds

In line with the Company’s strategy of reinvesting for the future, Gold Fields has decided to begin initial construction of its Salares Norte project (the “Project”). Salares Norte is an exciting project in an established mining jurisdiction with an initial 11.5 year life of mine and an average annual production of 450koz of gold equivalent (over the first seven years) at an all-in sustaining cost of US$552/oz (over the life of mine). The Project is expected to generate an internal rate of return (IRR) of 23% at a US$1,300/oz gold price and US$17.50/oz silver price with a 2.3 year payback period and a capital cost estimate of US$860m.

In order to progress with the construction of the Project, the board of directors of Gold Fields (the “Board”) has been formulating its funding strategy. Following a review of the alternatives available to the Company and consistent with the Company’s prudence regarding its debt position, the Board believes that a combination of the proceeds of the Placing, operational cash flow and existing debt facilities will allow the Company to fully fund the construction of Salares Norte, and allow Gold Fields to maintain a 100 per cent interest in this world-class project and exploration district. The net proceeds from the Placing will be used to continue predevelopment work and commence full construction of the Project in Q42020, with first gold expected in Q12023.

Notes

The South African rand to US dollar exchange rate used in this Announcement is 0.06724 as at 17:00 South African time on 11 February 2020.

Johannesburg

12 February 2020

For further information please contact:

Gold Fields

Avishkar Nagaser

Email: Avishkar.nagaser@goldfields.com

Tel: +27 11 562 9775

South African legal counsel to the Company: Webber Wentzel

International legal counsel to the Company: Linklaters LLP

IMPORTANT NOTICE

The Placing Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (“Securities Act”), or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered, sold, resold, delivered or otherwise distributed in or into the United States or to, or for the account or benefit of, any U.S. person (as defined in Regulation S under the Securities Act) absent registration, except in reliance on an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States.

This Announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this Announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of the

Company, that could cause the Company’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this Announcement. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.